SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                        or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------



          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
-------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                         Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees

                               Table of Contents






                   Description                                     Page
                   -----------                                     ----

Report of Independent Public Accountants                            3

Statement of Net Assets Available for Benefits                      4
 at December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits           5
 for the year ended December 31, 2000

Notes to Financial Statements                                       6-13

Supplemental Schedule
 Schedule of Assets Held for Investment Purposes                   14
 at December 31, 2000

Schedule of Reportable Transactions for the
 Year Ended December 31, 2000                                      15

Consent of Independent Public Accountants                          16

                    Report of Independent Public Accountants
                    ----------------------------------------

To the Pension and Employee Benefit Committee of Engelhard Corporation:

     We have audited the accompanying statements of net assets available for benefits of the Engelhard Corporation Savings Plan for Hourly Paid Employees (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements as of and for the year ended December 31, 2000, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
June 26, 2001

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                 Statement of Net Assets Available for Benefits
                          At December 31, 2000 and 1999


                                           2000                 1999
                                           ----                 ----

Assets
------
  Investments at fair value             $24,086,728         $20,019,653

  Receivables:
     Participant Contributions              274,343             353,524
     Employer Contributions                  68,008              72,486
                                        -----------         -----------
     Total Receivables                  $   342,351         $   426,010

                                        -----------         -----------

Net Assets Available for Benefits       $24,429,079         $20,445,663
                                        ===========         ===========



























                 See accompanying notes to Financial Statements

          Engelhard Corporation Savings Plan for Hourly Paid Employees
            Statement of Changes In Net Assets Available for Benefits
                      For the year ended December 31, 2000


                                              2000
                                              ----

 Additions:
  Net Investment Income:
     Dividends                           $    709,574
     Interest                                 380,482
                                         ------------
  Total Investment Income                   1,090,056


  Contributions:
     Participant                            3,629,366
     Employer                                 766,946
                                         ------------
  Total Contributions                       4,396,312


  Net Realized loss on Sale
     of Investments                           (79,553)


  Unrealized Appreciation
     of Investments                            51,506
                                         -------------
  Total Additions                           5,458,321

  Distributions                             1,474,905
                                         -------------

  Net Increase                              3,983,416

  Net Assets Available for Benefits        20,445,663
   at Beginning of Year
                                         ------------

  Net Assets Available for Benefits     $  24,429,079
   at Beginning of Year
                                         ============










                 See Accompanying Notes to Fianncial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees (the
Plan), effective as of January 1, 1991, is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Eligibility
-----------

Except as specifically included or excluded by the Board of Directors of the Company (the Board), the hourly paid employees of Engelhard Corporation represented by Locals 333 of the Independent Workers of North America, Locals 233, 237 and 238 of the United Paper Workers International Union, Local 1668, 1668A and 1668B of the United Automobile Workers, Local 170 of the United Steel Workers of America until May 1, 1998, Local 8-406 and 2-286 of the Oil, Chemical and Atomic Workers International Union, Local 663 of the International Chemicals Workers Union, Local 73 of the International Chemical Workers Union, Local 1430 of the International Brotherhood of Electrical Workers and Local 174 of the United Steel Workers of America who have completed at least one year of service, as defined, are eligible to participate in the Plan as of the first day of the month in which they meet the year of service requirement.

Contributions
-------------
The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 15 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis and subject to limitations and exclusions, either cash or common stock of the Company in an amount, ranging from 10% to 50% of the first 6%, depending on the union contract, of the amount contributed by the Participants.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains seventeen separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof, or obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Explorer Fund consists of assets invested in shares of the Vanguard Explorer Fund, which invests in common stocks of small companies with favorable prospects for above-average growth in market value.

              d) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              e) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              f) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              g) The Treasury Money Market Fund consists of assets invested in direct obligations of the U.S. Government which guarantees payment of principal and interest.

              h) The Life Strategy Growth Fund consists of assets invested in the Vanguard Life Strategy Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital.

              i) The Prime Cap funds consists of assets invested in the Vanguard Prime Cap fund and seeks long-term growth of capital.

              j) The U.S. Growth portfolio seeks to provide long-term capital appreciation by investing in common stocks of companies with above-average growth potential for the purpose of seeking long-term capital growth.

              k) The Growth Fund consists of assets invested in the Vanguard Windsor Fund, which invests primarily in common stocks for the purpose of realizing long-term growth of capital and income.

              l) The Windsor II Fund consists of assets invested in the Vanguard Windsor II Fund, which invests primarily in stocks which seeks long-term growth and income from dividends.

              m) The Short-Term Bond Fund consists of assets invested in shares of the Vanguard Fixed Income Fund or Short-Term Corporate Portfolio of the Vanguard Fixed Income Securities Fund or such other mutual fund or funds which invest primarily in relatively short maturity investment-grade bonds for the purpose of providing a level of current income consistent with a two to three year average maturity while helping to preserve capital.

              n) The Small Cap Fund consists of assets invested in shares of the Vanguard Index Trust - Small Cap Stock Portfolio or such other mutual fund or funds which invest primarily in common stocks of small-sized companies for the purpose of providing a comparatively low-cost method of passively capturing the investment returns of small-sized companies and attempting to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index.

              o) The Life Strategy Income Fund consists of assets invested in the Vanguard Life Strategy Income Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide current income.

              p) The Life Strategy Conservative Growth Fund consists of assets invested in the Vanguard Life Strategy Conservative Growth portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds, and reserves in order to provide current income and a low to moderate growth of capital.

              q) The Life Strategy Moderate Growth Fund consists of assets invested in the Vanguard Life Strategy Moderate Growth Fund. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital and a reasonable level of current income.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The Participants matching contributions are initially restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted, funds may be moved to any of the other investment funds.

The number of Participants in each fund was as follows at December 31:

Participants                                        2000          1999
                                                    ----          ----
Company Stock Fund                                 1,010           996
Fixed Income Fund (Retirement Savings Trust)         463           439
Explorer Fund                                        125            99
Balanced Fund (Asset Allocation Fund)                466           476
Equity Index Fund (Growth and Income Portfolio)      573           563
International Growth Fund                            150           146
Treasury Money Market Fund                            63            54
Life Strategy Growth Fund                              9             1
Prime Cap Fund                                        82            12
U.S. Growth Portfolio                                 42             7
Growth Fund (Windsor Fund)                             9             2
Windsor II Fund                                       14             3
Short Term Bond Fund                                   4             -
Small Cap Fundx                                       27             -
Life Strategy Income Fund                              -             -
Life Strategy Conservative Growth Fund                 4             -
Life Strategy Moderate Growth Fund                     3             -


     The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

     The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:


                                           2000                  1999
                                                  Value                 Value
                                        Units    per Unit     Units    per Unit
                                        -----    --------     -----    --------
Company Stock Fund                      288,335   $34.22      238,420   $31.75

Fixed Income Fund                     4,101,091     1.00    3,457,667     1.00

Explorer Fund                             8,937    60.09        4,393    68.62

Balanced Fund                           112,989    23.67      102,692    23.80

Equity Index Fund                       123,897    32.06      109,292    37.08

International Growth Fund                24,938    18.87       21,504    22.49

Treasury Money Market Fund              163,210     1.00      163,564     1.00

Life Strategy Growth Fund                 1,804    19.59          872    21.41

Prime Cap Fund                            6,878    60.38        1,091    62.07

U.S. Growth Portfolio                     4,036    27.65          367    43.53

Growth Fund                                 543    15.29           45    15.17

Wndsor II Growth Fund                       884    27.20          211    24.97

Short Term Bond Fund                        154    10.65            -        -

Small Cap Fund                            1,406    19.44            -        -

Life Stratgey Income Fund                     -        -            -        -

Life Strategy Conservative Growth Fund      195    14.70            -        -

Life Strategy Moderate Growth Fund          181    17.24            -        -

     Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the Employer Matching Contribution. The following describes the change in the balance during the years ended December 31, 2000.

                    Balance @ 12/31/99       $2,030,582
                    Dividends                    19,669
                    Appreciation                 18,880
                    Contributions               766,946
                    Transfer to unrestricted (2,309,142)
                    Distributions               (48,989)
                    Other                       (57,726)
                                             ----------
                    Balance @ 12/31/00         $420,220

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination
-----------
Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision
--------------
Participants may borrow from their funds accounts a minimum of $1,000 up to a maximum equal to 50% of their fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Distributions and Withdrawals
-----------------------------
     Upon termination of employment, as provided in the Plan Document, employees generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the Plan until retirement. After-tax contributions may be withdrawn at any time however the earnings on the contribution will be subject to current income taxes, as well as a penalty for early withdrawal unless the participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard stock fund may be made in the form of shares at the Participant's discretion.

     The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Note 2 -      Accounting Policies

    The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     Certain reclassifications have been made to prior year numbers to conform to current year presentations.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Internal Revenue Service issued a favorable determination letter dated March 29, 1995 as to the Plan's qualified status under the Code. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, any unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, ect.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan expenses.

Note 5 - Concentrations of Credit Risk

     Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall volatility risks.

     Financial instruments which potentially subject the plan to concentration of credit risk consists principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing particpants the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

Note 7 -      Related Party Transactions

     For the 2000 plan year the Company transferred 42,713 treasury stock shares (representing a contribution dollar amount of $766,946) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

Note 8 -      Ommited Schedules and Information

     The Plan has no commitments or leases in default, as defined by ERISA
Section 2520.103(b)(3)(E) for the year ended December 31, 2000.

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                 Schedule of Assets Held for Investment Purposes
                              at December 31, 2000


                         (C)Description of
     (B)Identity of      Investment Including
     Issue, Borrower,    Maturity Date, Rate of
(A)  Lessor, or          Interest, Collateral, Par                (E)Current
     Similiar Party      or Maturity Value           (D)Cost         Value
---  --------------    --------------------------- -----------   ------------

 *   Vanguard           Engelhard Corporation
                        Company Stock Fund          $ 9,039,970   $ 9,728,519 **

 *   Vanguard           Fixed Income Fund             4,049,152     4,049,152 **
                        (Retirement Savings Trust)

 *   Vanguard           Explorer Fund                   572,885       530,703

 *   Vanguard           Balanced Fund                 2,466,736     2,631,655 **
                        (Asset Allocation Fund)

 *   Vanguard           Equity Index Fund             3,628,784     3,903,156 **
                       (Growth and Income Portfolio)

 *   Vanguard           International Growth Fund       471,326       461,196

 *   Vanguard           Treasury Money Market Fund      159,248       159,248

 *   Vanguard           Life Strategy Growth Fund        36,453        34,573

 *   Vanguard           Prime Cap Fund                  447,781       405,314

 *   Vanguard           U.S. Growth Portfolio           154,718       106,500

 *   Vanguard           Growth Fund                       7,926         7,745
                        (Windsor Fund)

 *   Vanguard           Windsor II Fund                  21,837        22,723

 *   Vanguard           Life Strategy Conservative        2,373         2,311
                        Growth Fund

 *   Vanguard           Life Strategy Moderate            3,190         3,065
                        Growth Fund

 *   Vanguard           Short Term Bond Fund              1,458         1,479

 *   Vanguard           Small Cap Fund                   29,781        25,173

*Promissory notes from Participants                   2,014,216     2,014,216
 having interest at rates of 8.75% to 10.50%
                                                   -----------    -----------

     Total                                         $23,107,834    $24,086,728
                                                   ===========    ===========


**Market value is greater than 5% of Net Assets.
*Represents party-in-interest

                         Engelhard Corporation Plan for
                                Hourly Employees
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2000



Identity of Party    Description of Assets (include    Purchase     Selling   Historical Cost   Current Value
    Involved         interest rate and maturity in       Price       Price       of Asset         of Asset          Historical
                     the case of a loan)                                                        on Transactions     Gain(Loss)
-----------------    ------------------------------   ----------   --------  ---------------   -----------------    ----------
Vanguard             Vanguard Asset Allocation Fund   $  844,087                                  $  844,087
Vanguard             Vanguard Asset Allocation Fund                $  571,450   $  524,139           571,450         $ 47,311
Vanguard             Vanguard Growth & Income          1,357,425                                   1,357,425
Vanguard             Vanguard Growth & Income                         830,300      702,243           830,300          128,057
Vanguard             Vanguard Retir. Savings Trust     1,265,256                                   1,265,256
Vanguard             Vanguard Retir. Savings Trust                    609,324      609,324           609,324
N/A                  Engelhard Corp. Stock Fund        2,559,895                                   2,559,895
N/A                  Engelhard Corp. Stock Fund                     1,062,342    1,154,547         1,062,342          (92,201)




*Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and
and Disclosure under ERISA.


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


     As indpendent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K into the Company's previously filed Registration Statements.
 File Nos.:     2-72830
                2-81559
                2-84477
                2-89747
               33-28540
               33-37724
               33-40365
               33-40338
               33-43934
               33-65990
              333-02643
              333-71439
              333-39570





                                        /s/ ARTHUR ANDERSEN L.L.P.





New York, New York
June 26, 2001

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 26th day of June, 2001.








                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources